UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 13, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 13 December 2022 entitled ‘VODAFONE COMPLETES THE TRANSFER OF ITS 55% INTEREST IN VODAFONE EGYPT TO VODACOM’.

RNS Number : 5070J

Vodafone Group Plc

13 December 2022

13 December 2022

VODAFONE COMPLETES THE TRANSFER OF ITS 55% INTEREST IN VODAFONE EGYPT TO VODACOM

Vodafone Group Plc1 ("Vodafone") has completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom Group Limited ("Vodacom"), its African subsidiary.

This transfer simplifies the management of Vodafone's African assets. Vodacom gains exposure to another leading business in an attractive market, diversifying its portfolio and accelerating its growth profile. Vodafone Egypt will benefit from closer co-operation with Vodacom, enabling it to accelerate growth in financial services and the Internet of Things.

Vodafone has been issued with 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its 55% shareholding in Vodafone Egypt.

Margherita Della Valle, Vodafone Group Chief Executive designate said: "With the completion of the transfer of Vodafone Group Plc's shareholding in Vodafone Egypt to Vodacom Group Limited, we are simplifying Vodafone Group's structure and supporting Vodacom and Vodafone Egypt for future growth."

Following completion, Vodafone's shareholding in Vodacom has increased from 60.5% to 65.1%.

- ends -

1.	The selling entities were Vodafone Europe B.V. and Vodafone International Holdings B.V., which are 100% owned indirect subsidiaries of Vodafone Group Plc.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more. As of 30 September 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers, and 22 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting more than 150 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vodacom

Vodacom is a leading and purpose-led African connectivity, digital and financial services company. From our roots in South Africa, we have grown our business to include operations in Tanzania, the Democratic Republic of the Congo (the DRC), Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 400 million people. Through Vodacom Business Africa (VBA), we offer business-managed services to enterprises in 48 countries. Vodacom is majority owned by Vodafone (65.1% holding), one of the world's largest communications companies by revenue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 13, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary